FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

BRAZILIAN DISTRIBUTION COMPANY

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ 47.508.411/0001-56

Neere 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON MARCH 29, 2024

1.               DATE, TIME AND PLACE: On the twenty-nine (29) day of March 2024, at 11:00 a.m., at the headquarters of Companhia Brasileira de Distribuição ("Company"), in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142.

2.               COMPOSITION OF THE BUREAU: Chairman: Mr Christophe Hidalgo; Secretary: Mrs. Aline Pacheco Pelucio.

3.               CALL AND ATTENDANCE: Summons waived pursuant to paragraphs 1 and 2, article 14 of the Bylaws and articles 7 and 8 of the Internal Regulations of the Board of Directors. All the members of the Company's Board of Directors were present, namely, Mr. Arnaud Daniel Charles Walter Joachim Strasser, Mr. Marcelo Pimentel, Mr. Christophe Hidalgo, Mr. Eleazar de Carvalho Filho, Mr. Hervé Daudin, Mr. Luiz Augusto de Castro Neves and Mr. Renan Bergmann.

4.               AGENDA: Analysis and deliberation: (i) increase in the Company's capital stock based on its Compensation Plan (as defined below); (ii) the proposal for the "Incentive Plan Linked to the Granting of Shares and Stock Options" that will withdraw the Stock Option Plan and the Compensation Plan, currently in force and its submission for approval at the Shareholders Meeting (as defined below) ("Incentive Plan"); (iii) if item (ii) of the Agenda is approved and subject to its approval at the Shareholders Meeting, approval of the "Company's Share-Based Compensation Program Regulations – Performance Shares – 2024" and the "Company's Share-Based Incentive Program Regulations – Restricted Shares + Performance Shares – 2024" (“Performance Shares Program”); (iv) approval of the initiation of the delisting process of the American Depositary Receipts (ADRs) issued by the Company, traded on the New York Stock Exchange (NYSE) ("Delisting Process"); (v) the combination of the Human Resources and Compensation Committees and the Corporate Governance and Sustainability Committee; (vi) transformation of the Innovation and Digital Transformation Committee into a Strategy Committee, with the consequent revision of its competencies; (vii) the management's proposal to be submitted for deliberation by the shareholders at the Annual and Extraordinary Shareholders General Meeting (“Shareholders Meeting”) to be called in due course to deliberate, at (i) the Annual General Meeting, on the (i.a) taking of the management's accounts and examining, discussing and voting on the Management Report and the Company's Financial Statements for the fiscal year ended December 31, 2023, (i.b) offsetting the accrued net loss recorded in the fiscal year ended December 31, 2023, through the use of part of the Company's profit reserves, and (i.c) setting the annual global compensation of the Company's Management; and (ii) Extraordinary General Meeting, regarding (ii.a) approval of the Incentive Plan; (ii.b) amendment of Article 4 of the Company's Bylaws to reflect the capital increases approved by the Board of Directors on this date and on March 13, 2024; (ii.c) amendment of paragraphs (l), (m) and (o) and of Article 17 of the Company's Bylaws, to adjust the powers of the Board of Directors; and (ii.d) consolidation of the Company's Bylaws to reflect the changes proposed above ("Management Proposal Meeting").

5.               RESOLUTION: The members of the Board of Directors unanimously and unreservedly approved:

(i)              The members of the Board of Directors discussed the Company's Stock Option Compensation Plan approved at the Extraordinary General Meeting held on May 9, 2014 and subsequently amended at the Annual and Extraordinary General Meeting held on April 24, 2015, at the Annual and Extraordinary General Meeting held on April 25, 2019 and at the Extraordinary General Meeting held on December 30, 2019 ("Compensation Plan"), and decided:

As a result of the exercise of the option to purchase shares of Series B10 of the Compensation Plan, to approve, as recommended by the Financial Committee and subject to the limit of the Company's authorized capital, pursuant to article 5 of its Bylaws, the increase in the Company's capital stock in the amount of R$ 357.90 (three hundred and fifty-seven reais and ninety cents), through the issuance of 35,790 (thirty-five thousand seven hundred and ninety) common shares, in the amount of R$ 0.01 (one cent) each.

In accordance with the Company's Bylaws, the common shares issued herein shall have the same characteristics and conditions and shall fully enjoy the same rights, benefits and advantages of the common shares existing on the date hereof, including dividends and any capital remuneration that may be declared by the Company as of this date.

Consequently, the Company's capital stock will increase from the current R$ 2,511,167,455.83 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, four hundred and fifty-five reais and eighty-three cents) to R$ 2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen reais and seventy-three cents) fully subscribed and paid-in, divided into 490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty-nine) common shares with no par value.

(ii)                 the proposal for the Incentive Plan, according to a copy filed at the Company's headquarters, which must be submitted for approval at the Meeting;

(iii)               Approval of the Performance Shares Program, as per Annex I of this Minute;

(iv)               the Delisting Process, which will begin with the delisting on the New York Stock Exchange - NYSE and, subsequently, in compliance with the requirements of American law, with the deregistration from the Securities Exchange Commission - SEC;

(v)                 the combination of the Human Resources and Compensation Committee and the Corporate Governance and Sustainability Committee, which will be renamed the Environmental, Social and Corporate Governance (ESG) Committee, with a reflexive adaptation of the competencies of the previous Committees in the bylaws, according to a copy filed at the Company's headquarters and which will be duly disclosed in the manner required by current regulations, and that it will be composed by the current members of both Committees;

(vi)               the transformation of the Innovation and Digital Transformation Committee on the Strategy Committee, which will be dedicated to the Company's strategy as a whole, with adaptation of the Committee's internal regulations, according to a copy filed at the Company's headquarters and which will be duly disclosed in the manner required by current regulations; and

(vii)              the submission of the Management Proposal of the Meeting.

6.               APPROVAL AND SIGNING OF THE MINUTES: As there was nothing further to discuss, the work was suspended for the drafting of these minutes. After the proceedings were reopened, these minutes were read and approved, having been signed by all those present. São Paulo, March 29, 2024. Chairman: Mr. Christophe Hidalgo; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors present: Mr. Arnaud Daniel Charles Walter Joachim Strasser, Mr. Marcelo Pimentel, Mr. Christophe Hidalgo, Mr. Eleazar de Carvalho Filho, Mr. Hervé Daudin, Mr. Luiz Augusto de Castro Neves and Mr. Renan Bergmann.

I certify, for the proper purposes, that this document is an extract of the minutes drawn up in a proper book, pursuant to paragraph 3 of article 130 of Law No. 6,404, of December 15, 1976. as amended.

Aline Pacheco Pelucio

Secretary

ANNEX I TO THE MINUTES OF THE COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO BOARD OF DIRECTORS MEETING HELD ON MARCH 29, 2024

[Portuguese version attached herein – English version currently under translation and to be updated as soon as possible]

PROGRAMA DE REMUNERAÇÃO BASEADA EM AÇÕES DA COMPANHIA – PERFORMANCE SHARES - 2024

O presente Programa de Remuneração Baseada em Ações – Performance Shares – 2024 da COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Companhia”), estabelece as condições gerais de outorga de ações ordinárias da Companhia (“Programa”).

Este Programa foi aprovado pelo Conselho de Administração da Companhia (“Conselho de Administração”) em reunião realizada em 29 de março de 2024, sujeito à aprovação do Plano de Incentivos Atrelados à Outorga de Ações e de Opção de Compra de Ações submetido à aprovação pela Assembleia Geral Extraordinária da Companhia a ser realizada em 29 de abril de 2024 (“Plano”).

1. OS OBJETIVOS

1.1 Este Programa estabelece as condições para que a Companhia outorgue ações a diretores e empregados, tendo por objetivos:

(i) atrair e manter vinculados à Companhia e/ou sociedades sob o seu controle executivos e profissionais altamente qualificados, incentivando o sentimento de “dono”;

(ii) propiciar a participação dos diretores e empregados da Companhia ou conforme o caso, de sociedades sob seu controle, no capital da Companhia e nos acréscimos patrimoniais decorrentes dos resultados para os quais referidos diretores e empregados tenham contribuído;

(iii) estimular a consecução dos objetivos sociais da Companhia; e

(iv) alinhar os interesses dos diretores e empregados da Companhia ou de sociedades sob seu controle com os acionistas da Companhia, desta forma incentivando o desempenho desses profissionais e assegurando sua continuidade na administração do Grupo Pão de Açúcar, reforçando a cultura de desempenho sustentável e de busca pelo desenvolvimento de competências dos Beneficiários.

2. PARTICIPANTES

2.1 São elegíveis para participar do Programa os membros da Diretoria Estatutária, Diretoria Executiva e administradores da Companhia, sendo certo que, poderão também participar os empregados e diretores das sociedades controladas pela Companhia, que sejam considerados executivos-chave (“Elegíveis”).

2.2 O Conselho de Administração ou o Comitê (abaixo definido), conforme aplicável, selecionará, dentre os Elegíveis, aqueles que participarão do Programa (“Participantes”).

2.3 A inclusão do Participante neste Programa não interfere na remuneração a que este faz jus como empregado e/ou diretor da Companhia, tais como salário, pró-labore, benefício, participação nos lucros e/ou resultados e/ou qualquer outra vantagem ou remuneração, conforme aplicáveis.

2.4 A concessão das ações no âmbito deste Programa é uma liberalidade da Companhia e, portanto, não a obriga a conceder esse incentivo, ou qualquer outro incentivo similar em anos futuros, ficando reservado à Companhia a prerrogativa de analisar e decidir pela eventual concessão ou não de incentivos similares em anos futuros, a seu exclusivo critério, independentemente dos resultados da Companhia e de suas sociedades controladas. Assim, a inclusão do Participante neste Programa não deve gerar qualquer expectativa de direito de participação em programas similares no futuro.

2.5 Nenhuma disposição deste Programa confere ou pretende conferir aos Participantes direitos relativos à garantia de sua permanência como diretor ou empregado da Companhia e de suas sociedades controladas, nem interferirá, de qualquer modo, no direito da Companhia e de suas sociedades controladas de rescindir ou destituir, a qualquer tempo e por qualquer motivo, o relacionamento com tal Participante, observadas as condições legais e contratuais previamente estabelecidas entre as partes.

2.6 Ao optar pela participação no Programa, o Participante reconhece e assume os riscos inerentes à flutuação do valor das ações que lhe serão outorgadas no âmbito deste Programa, de acordo com valor das ações da Companhia, o que pode impactar os eventuais ganhos dos Participantes.

2.7 A transferência das ações aos Participantes, assim como os proventos (dividendos, juros sobre capital próprio etc.) e/ou os lucros eventualmente auferidos pelos Participantes como acionistas da Companhia e o ganho eventualmente decorrente da venda das ações pelo Participante, podem ter consequências tributárias, especialmente a incidência de imposto sobre a renda. Cada um dos Participantes deve se responsabilizar por avaliar suas condições específicas individualmente e por consultar seus próprios consultores para assegurar-se de que conhece todas as implicações legais que possam decorrer da sua participação neste Programa.

3. ADMINISTRAÇÃO DO PROGRAMA

3.1 O Programa será administrado pelo Conselho de Administração, o qual, observadas as restrições previstas em lei, designou o Comitê de Sustentabilidade Ambiental, Social e de Governança Corporativa (ESG)da Companhia para assessorá-lo na gestão deste Programa (“Comitê”).

3.3 Os membros do Comitê se reunirão para a concessão da outorga das ações da série do Programa e sempre que for necessário para decidirem sobre as questões suscitadas a respeito deste Programa.

3.4 Obedecidas as condições gerais do Programa e as diretrizes fixadas no Plano, neste Programa e pelo Conselho de Administração, o Comitê terá amplos poderes para administrá-lo e interpretá-lo, dispondo, dentre outros, dos poderes necessários para:

(a) deliberar sobre as outorgas, datas e as quantidades de ações outorgadas em cada série do Programa, observado o disposto no item 4.1 deste Programa;

(b) decidir quanto às datas em que serão outorgadas ações, podendo deixar de outorgá-las sempre que os interesses da Companhia assim determinarem;

(c) tomar todas as medidas necessárias e adequadas à administração do Programa, inclusive no que se refere à interpretação, detalhamento e aplicação das normas gerais ora estabelecidas;

(d) fazer com que a Companhia tome todas as medidas necessárias e adequadas à aquisição e alienação de ações em tesouraria no momento apropriado, observada a regulamentação expedida pela Comissão de Valores Mobiliários (“CVM”) e os planos de recompra aprovados pelo Conselho de Administração;

(e) selecionar, dentre as pessoas elegíveis, aquelas que participarão do Programa e a quem serão outorgadas ações, conforme as atribuições e responsabilidades verificadas até a data da seleção, estabelecendo todas as condições das ações a serem outorgadas, bem como a modificação de tais condições quando necessário para adequar as ações aos termos de lei, norma ou regulamento superveniente;

(f) estabelecer as normas apropriadas para a outorga de ações a cada Participante, de forma a estabelecer e definir critérios objetivos para a eleição dos Participantes;

(g) aprovar o contrato de outorga de ações a ser celebrado entre a Companhia e cada um dos Participantes, especialmente no que se refere à fixação da quantidade de ações e as condições das mesmas;

(h) estabelecer para cada Participante as alternativas, prazos e condições para a alienação das ações, podendo, inclusive, estabelecer condições especiais para o caso de desligamento, diferentes daqueles dispostos no item 8 deste Programa, em casos extraordinários e desde que a decisão a respeito dessas condições especiais seja razoavelmente fundamentada;

(i) analisar casos excepcionais decorrentes de, ou relacionados com, este Programa; e

(j) dirimir dúvidas quanto à interpretação das normas gerais estabelecidas neste Programa.

3.5 No exercício de suas respectivas competências, o Conselho de Administração e o Comitê estarão sujeitos apenas aos limites e prazos estabelecidos em lei, pela regulamentação da CVM, pelo Plano e por este Programa, ficando claro que o Comitê poderá tratar de maneira diferenciada executivos da Companhia que se encontrem em situação similar, não estando obrigado, por qualquer regra de isonomia ou analogia, a estender a todos as condições que entenda aplicável apenas a algum ou alguns.

3.6 As deliberações do Conselho de Administração e do Comitê, conforme o caso, têm força vinculante para a Companhia relativamente a todas as matérias relacionadas com o Programa, desde que observados os termos do Plano e do Programa.

4. AÇÕES OBJETO DESTE PROGRAMA

4.1 As ações outorgadas nos termos do Programa não poderão exceder o limite de ações ordinárias de emissão da Companhia estipulado no Plano, em bases totalmente diluídas, considerando, inclusive, a totalidade de ações outorgadas nos demais programas de opções de compra de ações ou outorgas de ações da Companhia no âmbito do Plano.

4.2 Com o propósito de transferir as ações outorgadas nos termos do Programa, a Companhia deverá transferir ações ordinárias mantidas em tesouraria, observada a regulamentação aplicável expedida pela CVM.

4.3 As ações transferidas nos termos do Programa manterão todos os direitos pertinentes à sua espécie, bem como eventual disposição em contrário estabelecida pelo Comitê.

5. OUTORGA DE AÇÕES

5.1 Cada série de outorga de ações receberá a letra “D” seguida de um número. A primeira outorga de ações sob os termos deste Programa receberá a letra D1 e as séries subsequentes a letra D e o número subsequente. Fica expressamente consignado, que uma nova séria somente poderá ser outorgada ao final do Primeiro Período de Carência da série imediatamente anterior.

5.2 Cada ação outorgada dará ao Participante o direito a receber 1 (uma) ação ordinária de emissão da Companhia.

5.3 A Companhia irá promover a retenção na fonte de eventuais tributos aplicáveis nos termos da legislação tributária brasileira, deduzindo do número de ações entregues ao Participante quantidade equivalente aos tributos retidos.

5.4 A outorga das ações far-se-á independentemente de pagamento pelo Participante e será formalizada pela assinatura entre a Companhia e o Participante do contrato de outorga, o qual especificará o número total de ações objeto da respectiva outorga, observados os demais termos e condições dispostos no Programa (“Contrato de Outorga”).

5.5 Os Contratos de Outorga serão individualmente elaborados para cada Participante, podendo o Comitê, desde que respeitadas as disposições do Plano e deste Programa, estabelecer termos e condições diferenciados para cada Contrato de Outorga, sem necessidade de aplicação de qualquer regra de isonomia ou analogia entre os Participantes, mesmo que se encontrem em situações similares ou idênticas.

5.6 A assinatura do Contrato de Outorga pelo Participante implicará sua aceitação de todas as condições nele estipuladas e no presente Programa, cuja cópia será entregue ao Participante na assinatura do Contrato de Outorga.

5.7 Para os fins do presente Programa, a data de assinatura do Contrato de Outorga será a data em que as ações deverão ser consideradas outorgadas aos respectivos Participantes, desde que o Participante, ainda que em data posterior à data de deliberação pelo Comitê, aceite integrar o Plano com a formalização do Contrato de Outorga nos termos dos itens acima (“Data de Outorga”).

6. PERÍODO DE PERFORMANCE E RECÁLCULO DA QUANTIDADE DE AÇÕES

6.1 A quantidade de ações outorgadas a serem transferidas ao Participante será recalculada após o período de 36 (trinta e seis) meses contados da Data da Outorga (“Período de Performance”).

6.2 O recálculo da quantidade de ações a ser transferida ao Participante será determinada da seguinte maneira:

6.2.1 Será utilizado um fator multiplicador (“Fator Multiplicador de Desempenho”) baseado no TSR (Total Shareholder Return - Retorno Total aos Acionistas) da ação da Companhia em comparação a um grupo de empresas de mercado (“Mercado de Comparação”) também listadas na Bolsa de Valores, afetando todas as ações outorgadas:

(a) O cálculo do TSR (Total Shareholder Return - Retorno Total ao Acionista) da Companhia e do Mercado de Comparação é realizado mediante uma fórmula específica que visa refletir o retorno total proporcionado ao acionista. Este cálculo incorpora tanto a valorização do preço da ação ao longo do período considerado quanto os dividendos e juros sobre capital próprio distribuídos pela Companhia, ajustando-os pelo reinvestimento na compra de mais ações. De forma mais detalhada, o TSR é calculado pela seguinte fórmula:

TSR = [(Preço Final da Ação + Dividendos Distribuídos − Preço Inicial da Ação) ÷ Preço Inicial da Ação] ×100, onde:

•	Preço Inicial da Ação: refere-se à média do preço de fechamento da ação nos últimos 90 (noventa) pregões imediatamente anteriores ao primeiro dia do Período de Performance.
•	Preço Final da Ação: refere-se à média do preço de fechamento da ação nos últimos 90 (noventa) pregões imediatamente anteriores ao último dia do Período de Performance.
•	Dividendos Distribuídos: representa o valor total dos dividendos e dos juros sobre capital próprio (líquido de tributos) pagos por cada empresa durante o Período de Performance para seus acionistas.

(b) O TSR da Companhia e de cada empresa do Mercado de Comparação serão ordenados em conformidade com seu respectivo desempenho médio anual ao longo dos 36 (trinta e seis) meses do Período de Performance, em ordem crescente (do maior para o menor).

(c) O Conselho de Administração é responsável em definir três patamares em termos de posicionamento da Companhia em relação ao Mercado de Comparação: (i) patamar mínimo aceitável; (ii) patamar meta; (iii) patamar máximo, sendo que:

•	Caso o posicionamento do TSR da Companhia seja igual ao patamar meta estabelecido, fornecerá ao Participante o direito de receber 100% (cem por cento) da quantidade de ações outorgadas;

•	Caso o posicionamento do TSR da Companhia seja igual ou inferior ao patamar mínimo aceitável estabelecido, fornecerá ao Participante o direito de receber 50% (cinquenta por cento) da quantidade de ações outorgadas;
•	Caso o posicionamento do TSR da Companhia seja igual ou superior ao patamar máximo estabelecido, fornecerá ao Participante o direito de receber 200% (duzentos por cento) da quantidade de ações outorgadas;
•	Resultados de TSR entre os patamares mínimo aceitável e meta, bem como meta e máximo, serão calculados de maneira interpolada.

7. CARÊNCIA E ALIENAÇÃO DAS AÇÕES

7.1 A quantidade de ações recalculada conforme o item 6 deste Programa será transferida ao Participante gradualmente entre o período de 36 (trinta e seis) meses e 60 (sessenta) meses contados da Data da Outorga (“Período Total de Carência”), desde que observadas as disposições do item 8 deste Programa, conforme as datas a seguir (“Cronograma Regular”):

(a) 1/3 (um terço) da quantidade de ações recalculada será transferida ao Participante após 36 (trinta e seis) meses contados da Data da Outorga (“Primeiro Período de Carência”);

(b) 1/3 (um terço) da quantidade de ações recalculada será transferida ao Participante após 48 (quarenta e oito) meses contados da Data da Outorga (“Segundo Período de Carência”); e

(c) 1/3 (um terço) da quantidade de ações recalculada será transferida ao Participante após 60 (sessenta) meses contados da Data da Outorga (“Terceiro Período de Carência”).

7.1.1. O Participante somente terá direito às Ações após o término de cada Período de Carência, observadas as regras aplicáveis em caso de desligamento descritas na Cláusula 8 abaixo.

7.2 A Companhia terá o prazo de até 60 (sessenta) dias corridos para efetivar a transferência após o prazo de cada parcela informada no item 7.1.

7.3 Observado o disposto no item 7.5 abaixo, nenhum Participante terá quaisquer dos direitos e privilégios de acionista da Companhia até que as ações sejam devidamente transferidas a tal Participante, nos termos deste Programa e respectivo Contrato de Outorga. Nenhuma ação será entregue ao titular a não ser que todas as exigências legais e regulamentares tenham sido integralmente cumpridas.

7.4 As ações concedidas ao Participante serão transferidas sem ônus ou impedimentos, estando disponíveis para venda a qualquer momento, desde que sejam respeitadas as limitações de comércio estabelecidas por leis e regulamentos pertinentes, bem como as diretrizes definidas nas políticas internas da Companhia e quaisquer outros acordos, programas ou esquemas de incentivo aos quais o Participante esteja vinculado.

7.4.1 A Companhia não possui nenhuma responsabilidade de readquirir as ações transferidas ao Participante, e nenhuma disposição presente no Programa deve ser compreendida como tal.

7.5 No evento de distribuição de dividendos ou outros proventos aos acionistas da Companhia durante o Período de Carência Total das ações, proceder-se-á ao cálculo do montante que seria atribuído ao Participante, como se este já detivesse posse das ações, com uma atualização monetária desde a data em que a Companhia efetuou o pagamento até o término do Período de Carência de cada parcela alienada. Esse montante calculado será então convertido em ações, que serão entregues ao Participante conforme o valor de mercado vigente das ações, definido como a média móvel ponderada pelo volume dos preços de fechamento das ações nos últimos 90 (noventa) pregões, verificada 5 (cinco) dias úteis antes da data de conclusão da carência das ações.

8. HIPÓTESES DE ADMISSÃO, DESLIGAMENTO E SEUS EFEITOS

8.1 Nas hipóteses de desligamento do Participante por dispensa, com ou sem justa causa, renúncia/demissão ou destituição ao cargo, aposentadoria, invalidez permanente ou falecimento, os direitos a ele conferidos de acordo com o Programa poderão ser extintos ou modificados, observado o disposto no item 8.2 abaixo.

8.2 Se, a qualquer tempo durante a vigência do Programa, o Participante:

(i) for desligado da Companhia (ou de qualquer sociedade sob seu controle, conforme o caso) de forma involuntária, mediante dispensa sem Justa Causa, ou destituição do seu cargo sem violação dos deveres e atribuições de administrador, o Participante poderá ter o direito a receber um número de ações calculado pro rata temporis em relação ao Período de Carência Total, após a aplicação do Fator Multiplicador de Desempenho, em conformidade com o Cronograma Regular do Programa;

(ii) for desligado da Companhia (ou de qualquer sociedade sob seu controle, conforme o caso) de forma involuntária, mediante dispensa por Justa Causa, ou destituição do seu cargo por violar os deveres e atribuições de administrador, todas as ações ainda não transferidas de acordo com o respectivo Contrato de Outorga, na Data de Desligamento, restarão automaticamente extintas, de pleno direito, independentemente de aviso prévio ou notificação, e sem direito a qualquer indenização;

(iii) desligar-se da Companhia (ou de qualquer sociedade sob seu controle, conforme o caso) de forma voluntária, pedindo demissão do seu emprego, ou renunciando ao seu cargo de administrador, todas as ações ainda não transferidas de acordo com o respectivo Contrato de Outorga, na Data de Desligamento, restarão automaticamente extintas, de pleno direito, independentemente de aviso prévio ou notificação, e sem direito a qualquer indenização;

(iv) desligar-se da Companhia (ou de qualquer sociedade sob seu controle, conforme o caso), de forma voluntária tendo se aposentado no curso do contrato de trabalho, no prazo de 15 (quinze) dias a contar da Data de Desligamento, o Participante terá o direito de receber todas as ações outorgadas, inclusive as ações em Período de Carência Total, de acordo com o Contrato de Outorga, após a aplicação do Fator Multiplicador de Desempenho, em conformidade com o Cronograma Regular do Programa;

(v) desligar-se da Companhia (ou de qualquer sociedade sob seu controle, conforme o caso) por falecimento ou invalidez permanente, no prazo de 30 (trinta) dias a contar da data de expedição do inventário, da ordem judicial ou declaração de invalidez permanente emitida pelo Instituto Nacional do Seguro Social (INSS), os herdeiros e sucessores legais habilitados do Participante, conforme o caso, terão o direito de receber todas as ações outorgadas, inclusive as ações em Período de Carência Total, de acordo com o Contrato de Outorga, após a aplicação do Fator Multiplicador de Desempenho, em conformidade com o Cronograma Regular do Programa.

8.3 Para os fins deste Programa:

(i) "Justa Causa” significa as seguintes hipóteses: (i) ato ilícito ou grave negligência do Participante na execução dos serviços à Companhia; (ii) qualquer condenação transitada em julgado do Participante por qualquer crime doloso; (iii) violação, pelo Participante, de qualquer contrato ou obrigação perante a Companhia, suas controladas ou para com seus acionistas; (iv) qualquer ação ou omissão do Participante que possa ser danosa, no que se refere a aspectos monetários ou de reputação/imagem ou outros, ao negócio da Companhia, aos seus acionistas ou suas controladas; ou (v) qualquer outro fato que caracterize justa causa/motivo para a Companhia rescindir a relação com o Participante, nos termos da legislação aplicável à relação entre a Companhia e o Participante; e

(ii) “Data de Desligamento” significa a data do comunicado de dispensa/rescisão ou da entrega do pedido de demissão/renúncia, conforme o caso, sem considerar a projeção de qualquer tipo de aviso prévio, legal ou contratual.

8.4 Na hipótese de o Participante ser transferido da Companhia para uma controlada ou coligada da Companhia, o Participante poderá ter o direito a receber um número de ações calculado pro rata temporis em relação ao Período de Carência Total, após a aplicação do Fator Multiplicador de Desempenho, em conformidade com o Cronograma Regular do Programa.

8.5 Na hipótese de admissão de um Elegível após a Data da Outorga de uma determinada série, tal Elegível poderá, à critério da Companhia, participar do Programa em relação à última série outorgada, e fazer jus ao recebimento de um número de ações calculado pro rata temporis em relação ao Período de Carência Total de tal série.

9. PRAZO DE VIGÊNCIA DO PROGRAMA E ALTERAÇÕES

9.1 O Programa entrará em vigor a partir da data de sua aprovação do Plano em assembleia geral da Companhia, com suas condições e regras permanecendo em vigor por prazo indeterminado, podendo, todavia, ser extinto, suspenso ou alterado, a qualquer tempo, pelo Conselho de Administração.

10. POSSIBILIDADE DE PAGAMENTO EM DINHEIRO AO INVÉS DE TRANSFERÊNCIA DE AÇÕES

10.1 A Companhia, a seu exclusivo critério e mediante análise financeira a ser realizada, reserva-se o direito de optar pelo pagamento em dinheiro, em substituição à transferência das ações, caso entenda que tal alternativa seja mais vantajosa para seus interesses naquele momento, sem prejuízos econômicos ao Participante. A decisão de efetuar o pagamento em dinheiro poderá ser referente à totalidade ou parte das ações e será comunicada ao Participante com pelo menos 15 dias corridos de antecedência em relação ao prazo estabelecido para a transferência das ações. Tal comunicação será realizada por meio de notificação escrita, enviada ao Participante por correio eletrônico. O valor a ser pago em dinheiro será determinado com base nos mesmos critérios estabelecidos no Contrato de Outorga, levando-se em consideração o preço de mercado das ações na data de referência estipulada para a transferência. O Participante concorda em acatar a decisão da Companhia e reconhece que, ao receber uma outorga do Programa, está ciente de que a Companhia pode, a seu critério, escolher o pagamento em dinheiro como forma de cumprir com suas obrigações assumidas no presente Programa, seja parcial ou integralmente.

11. DISPOSIÇÕES GERAIS

11.1 Cessão. O direito de recebimento das ações outorgadas nos termos deste Programa é pessoal e intransferível, não podendo o Participante, ceder, transferir ou de qualquer modo alienar a quaisquer terceiros o direito de recebimento das ações, nem os direitos e obrigações a elas inerentes.

11.2 Reorganizações Societárias. A outorga de ações nos termos do Programa não impedirá a Companhia de se envolver em operações de alienação de controle e de reorganização societária, tais como transformação, incorporação, fusão, cisão e incorporação de ações. O Conselho de Administração e as sociedades envolvidas em tais operações poderão, a seu critério, determinar, sem prejuízo de outras medidas que decidirem por equidade: (a) a substituição das ações objeto deste Programa por quotas ou outros valores mobiliários de emissão da sociedade sucessora da Companhia; e/ou (b) a antecipação do Período de Carência Total, de forma a assegurar a inclusão das ações correspondentes na operação em questão.

11.3 Ajustes. Caso o número, espécie e classe das ações existentes na data da aprovação do Programa venham a ser alterados como resultado de bonificações, desdobramentos, grupamentos, conversão de ações de uma espécie ou classe em outra ou conversão em ações de outros valores mobiliários emitidos pela Companhia, caberá ao Comitê realizar o ajuste correspondente no número e classe das ações objeto das ações outorgadas, para evitar distorções na aplicação do Programa.

11.4 Adesão. Cada Participante deverá cumprir expressamente os termos do Programa, mediante declaração escrita, sem qualquer ressalva, nos termos definidos pelo Comitê.

11.5 Casos Omissos. Os casos omissos serão regulados pelo Comitê, consultado o Conselho de Administração sempre o que o Comitê o entender conveniente.

11.6 Prevalência das Disposições do Programa. Qualquer ação concedida de acordo com o Programa fica sujeita a todos os termos e condições aqui estabelecidos, termos e condições estes que prevalecerão em caso de inconsistência a respeito de disposições de qualquer contrato ou documento mencionado neste documento, exceto o Plano, que prevalece em relação a este Programa.

* * * * *

CONTRATO DE OUTORGA DO PROGRAMA DE REMUNERAÇÃO BASEADA EM AÇÕES DA COMPANHIA – PERFORMANCE SHARES - 2024

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, sociedade com sede na Av. Brigadeiro Luiz Antônio, 3142, Jardim Paulista, CEP 01402-000, São Paulo/SP, inscrita no CNPJ/MF sob nº 47.508.411/0001-56, doravante denominada “Companhia”, e

[PARTICIPANTE], inscrito no CPF/MF sob o nº [CPF], com endereço na [completar], doravante denominado simplesmente “Participante”, cada uma das partes também denominada individualmente “Parte”, e conjuntamente “Partes”;

CONSIDERANDO QUE:

(a)	o Conselho de Administração da Companhia, em 28 de março de 2024, aprovou o Programa de Remuneração Baseada em Ações da Companhia – Performance Shares – 2024 (“Programa”), no âmbito do Plano de Incentivos Atrelados à Outorga de Ações e de Opção de Compra de Ações aprovado pela Assembleia Geral Extraordinária da Companhia realizada em [data];
(b)	o Participante foi eleito ao Programa em [data]; e
(c)	a adesão do Participante ao Programa deve ser formalizada por meio da celebração de Contrato de Outorga entre o Participante e a Companhia,

resolvem as Partes celebrar este Contrato de Outorga (“Contrato”), de acordo com os termos do Programa, conforme os seguintes termos:

1. AÇÕES

1.1 A Companhia, neste ato, outorga ao Participante [X] ações ordinárias de emissão da Companhia (“Ações”). O número de Ações será recalculado – para maior ou menor – ao final do Período de Performance, conforme termos e condições estabelecidos no Programa.

2. ADESÃO AO PROGRAMA

2.1 O Participante declara expressamente que leu, entendeu e concorda com todos os termos e condições deste Contrato e do Programa.

2.2 As Partes reconhecem que os direitos e obrigações relacionadas às Ações serão regulados pelo Programa e por este Contrato.

3. DECLARAÇÕES DO PARTICIPANTE

3.1 Ao celebrar este Contrato, o Participante declara e reconhece expressamente que:

(a)	a celebração deste Contrato não confere ou pretende conferir ao Participante direitos relativos à garantia de sua permanência como diretor e/ou empregado da Companhia e/ou de suas sociedades controladas, nem interferirá, de qualquer modo, no direito da Companhia e/ou das suas sociedades controladas de rescindir, a qualquer tempo e por qualquer motivo, o seu relacionamento com o Participante, observadas as condições legais e contratuais previamente estabelecidas;

(b)	a concessão das Ações por adesão ao Programa, por ser uma liberalidade da Companhia, não obriga a Companhia a conceder esse incentivo, ou qualquer outro incentivo similar em anos futuros , ficando reservada à Companhia a prerrogativa de analisar e decidir pela eventual concessão ou não de incentivos similares em anos futuros ao Participante, a seu exclusivo critério. Tendo isso em vista, a inclusão do Participante no Programa e a celebração deste Contrato não devem gerar qualquer expectativa de direito ao Participante de participação em programas similares no futuro; e
(c)	o valor futuro das Ações que venham a ser transferidas ao Participante é desconhecido e não pode ser previsto pela Companhia, sendo certo que, ao optar por receber as Ações, o Participante (i) está ciente que estará sujeito a riscos como volatilidade do valor das ações, liquidez das ações e que a combinação desses riscos pode trazer ganhos ou perdas financeiras para o Participante; e (ii) assume todos os riscos decorrentes da proibição de negociação com as Ações; e
(d)	conforme Cláusula 10 do Programa, a Companhia poderá optar pelo pagamento em dinheiro, em substituição às Ações, seja referente à parte ou à totalidade das Ações a ele outorgadas. Outrossim, caso, à época da concessão das Ações, existam outros programas de incentivo baseado em ações e/ou programas de opções de compra de ações vigentes no âmbito do Plano, a Companhia poderá optar pela concessão por meio de outros incentivos, conforme definidos nos respectivos programas, desde que não afete os direitos do Participante;
(e)	a transferência e a venda das Ações, depois de certo tempo, assim como os proventos (dividendos, juros sobre capital próprio etc.) auferidos pelo Participante entre a transferência e a venda podem ter consequências tributárias, especialmente a eventual incidência de imposto sobre a renda, sendo o Participante o único e exclusivo responsável pela correta observância da legislação tributária aplicável.

4. HIPÓTESES DE DESLIGAMENTO

4.1 O Participante declara e reconhece expressamente que, em caso de Desligamento, ele estará sujeito às regras da Cláusula 8 do Programa.

5. DISPOSIÇÕES GERAIS

5.1 O Participante compromete-se a manter confidencialidade sobre as informações relacionadas a este Contrato ou ao Programa, não podendo usar ou divulgar a terceiros qualquer informação vinculada a este Contrato ou Programa.

5.2 O Programa e este Contrato poderão ser extintos ou cancelados, a qualquer tempo, por decisão do Conselho de Administração, sendo mantidos, todavia, os direitos já adquiridos pelo Participante em sua vigência.

5.3 O Conselho de Administração, por meio do Comitê de Recursos Humanos e Remuneração da Companhia, será competente para dirimir eventuais dúvidas e/ou omissões quanto à interpretação das normas estabelecidas no Programa e neste Contrato, sendo que, no caso de conflito entre as disposições do Programa e deste Contrato, prevalecerão as do Programa.

5.4 O não exercício de qualquer direito decorrente deste Contrato, por qualquer Parte não constituirá renúncia de tal direito. Caso qualquer das disposições deste Contrato seja considerada inválida, ilegal ou inexequível, (a) a validade, legalidade ou exequibilidade das demais disposições não será por isso prejudicada e (b) as Partes negociarão, de boa-fé, a substituição das disposições inválidas, ilegais ou inexequíveis, por disposições válidas, legais e exequíveis cujo efeito seja o mais próximo possível do efeito das disposições inválidas, ilegais ou inexequíveis.

5.5 Nenhuma mudança, alteração ou aditivo de qualquer disposição deste Contrato terá efeito, salvo se efetuada por escrito pelas Partes.

5.6 Nenhuma Parte poderá ceder ou transferir os seus direitos ou obrigações decorrentes deste Contrato, sem o prévio consentimento por escrito da outra Parte. Este Contrato vincula as Partes e os seus sucessores e cessionários.

5.7 Os termos não definidos expressamente no presente Contrato deverão ter o significado que lhes é atribuído no Programa.

5.8 Como condição do negócio ora contratado, o Participante, por meio deste Contrato, outorga à Companhia procuração, em caráter irrevogável e irretratável, nos termos do artigo 684 do Código Civil, e confere à Companhia os mais amplos poderes para transferir as Ações para a tesouraria da Companhia; praticar os atos necessários para receber todas as Ações exigíveis mediante ou relativos a qualquer execução de seus direitos; praticar todos os atos necessários e celebrar qualquer acordo, contrato, escritura pública e/ou instrumento coerente com os termos deste Contrato e do Programa, sempre que necessário para preservar e exercer os direitos da Companhia, conforme seja necessário para efetivar a transferência/alienação das Ações; e na medida em que for necessário para o exercício dos poderes outorgados pelo presente Contrato, representar o Participante perante quaisquer terceiros, incluindo qualquer instituição financeira ou escrituradora de ações e qualquer órgão governamental brasileiro ou autoridade brasileira, seja na esfera federal, estadual ou municipal, incluindo o Banco Central do Brasil, a CVM, a B3, a Junta Comercial pertinente, a Secretaria da Receita Federal do Brasil, agências reguladoras competentes e qualquer autoridade ambiental, tributária, fazendária ou de transportes.

6. ARBITRAGEM

6.1 Toda e qualquer controvérsia decorrente ou relacionada ao presente Contrato será resolvida e homologada por Arbitragem, a ser administrada pela Câmara de Mediação e Arbitragem Empresarial – Brasil (“CAMARB”), de acordo com as normas de seu Regulamento de Arbitragem.

6.2 A sede da arbitragem será em São Paulo e o idioma será o português.

6.3 As Partes definem que o procedimento contará com a atuação de um único árbitro, nomeado conforme o disposto no referido regulamento.

6.4 As Partes concordam que este Contrato será considerado válido em seu formato eletrônico, que terá, para todos os fins, o mesmo valor e efeito legal que um documento físico. As Partes também concordam, nos termos do Artigo 6º do Decreto 10.278/20, que quaisquer dos seguintes métodos de contratação será suficiente para provar a intenção das Partes de se vincular aos termos estabelecidos neste Contrato e para provar sua autenticidade, integridade, existência e validade, como se assinatura manuscrita fosse: (i) assinatura deste documento usando certificado digital do ICP-Brasil; ou (ii) assinatura deste documento usando a assinatura eletrônica disponível nas plataformas DocuSign (www.docusign.com) ou D4Sign (https://d4sign.com.br/) ou quaisquer outras plataformas de assinaturas eletrônicas.

São Paulo, [data].

_____________________________________

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

_____________________________________

[PARTICIPANTE]

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 29, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.